Simpson Manufacturing Co., Inc. and Subsidiaries

Computation of Earnings Per Common Share

(Unaudited)

Exhibit 11

Basic Earnings per Share

	Three Months Ended
	March 31,
	2002	2001

Weighted average number of common
shares outstanding	12,184,713	12,037,073

Net income	$9,729,940	$8,980,154

Basic net income per share	$0.80	$0.75

13

Diluted Earnings per Share

	Three Months Ended
	March 31,
	2002	2001

Weighted average number of common
shares outstanding	12,184,713	12,037,073

Shares issuable pursuant to employee stock
option plans, less shares assumed
repurchased at the average fair value
during the period	173,293	236,359

Shares issuable pursuant to the independent
director stock option plan, less shares
assumed repurchased at the average fair
value during the period	2,168	4,053

Number of shares for computation of diluted
net income per share	12,360,174	12,277,485

Net income	$9,729,940	$8,980,154

Diluted net income per share	$0.79	$0.73

14